EXHIBIT (b)(6)

J.P. MORGAN SECURITIES INC. JPMORGAN CHASE BANK 270 Park Avenue New York, New York 10017	MERRILL LYNCH & CO. MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED MERRILL LYNCH CAPITAL CORPORATION 4 World Financial Center New York, New York 10080

October 21, 2004

$1,500,000,000 Senior Credit Facility

Amendment Letter

HCA Inc.
One Park Plaza
Nashville, Tennessee 37203

Attention:	David G. Anderson Senior Vice President, Finance & Treasurer

     Gentlemen:

     Reference is made to the Commitment Letter dated October 12, 2004 (including the Term Sheet attached thereto, the “Commitment Letter”) between us and you, regarding the $1,500,000,000 term loan facility described therein. Capitalized terms used but not defined herein are used with the meanings assigned to them in the Commitment Letter.

     We have agreed that the Commitment Letter is hereby amended by replacing the Term Sheet attached thereto as Exhibit A with the Statement of Terms and Conditions attached hereto as Exhibit A (the “Revised Term Sheet”). All references to the “Term Sheet” contained in the Commitment Letter and in any related documents hereafter shall be deemed to refer to the Revised Term Sheet. Except as amended hereby, the Commitment Letter shall continue in full force and effect in all respects and is hereby ratified and confirmed.

HCA Inc.

     Please confirm that the foregoing is our mutual understanding by signing and returning to us an executed counterpart of this Amendment Letter.

Very truly yours, J.P. MORGAN SECURITIES INC.
By:	/s/ Andrew T. Brode Name: Andrew T. Brode Title: Vice President

JPMORGAN CHASE BANK
By:	/s/ Dawn Leelum Name: Dawn Leelum Title: Vice President

MERRILL LYNCH & CO. MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
By:	/s/ Sarang Gadkari Name: Sarang Gadkari Title: Director

MERRILL LYNCH CAPITAL CORPORATION
By:	/s/ Sarang Gadkari Name: Sarang Gadkari Title: Director

Accepted and agreed to as of
the date first above written:

HCA INC.

By:	/s/ Keith M. Giger Name: Keith M. Giger Title: Vice President - Finance

EXHIBIT A

HCA INC.

$1,500,000,000 SENIOR CREDIT FACILITY

Statement of Terms and Conditions

BORROWER:	HCA Inc., a Delaware corporation (the “Borrower”).

AMOUNT AND TYPE OF FACILITY:	Six-month term loan facility (the “Term Loan Facility”) in an aggregate principal amount of up to $1,500,000,000. The Term Loan Facility shall be repayable in full and will end on the date that is six months after the Closing Date (as defined below).

PURPOSE:	For financing a share repurchase of up to $2,501,000,000 of the Borrower’s outstanding shares in a tender offer (the “Tender Offer”) and related fees, costs and expenses.

JOINT LEAD ARRANGERS AND JOINT BOOKRUNNERS:	JPMorgan Securities Inc. (“JPMorgan”) and Merrill Lynch & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated (collectively, “ML”; and together with JPMorgan, the “Arrangers”).

ADMINISTRATIVE AGENT:	JPMorgan Chase Bank (“JPMCB”).

SYNDICATION AGENT:	Merrill Lynch Capital Corporation (“Merrill”).

LENDERS:	A syndicate of banks and other financial institutions including JPMCB and Merrill, arranged by the Arrangers in consultation with the Borrower (collectively, the “Lenders”).

AVAILABILITY:	The proceeds of the Term Loan Facility will be advanced in a single drawing on the Closing Date.

FEES AND INTEREST RATES:	As set forth on Annex I.

OPTIONAL PREPAYMENTS:	ABR Loans may be prepaid at any time without penalty. Eurodollar Loans may be prepaid on the last day of the relevant interest period or at any time, subject to “breakage cost” reimbursement.

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MANDATORY PREPAYMENTS:	Mandatory prepayments customary in bridge facilities including, upon (i) issuance of debt or equity in the capital markets, subject to certain exceptions to be agreed upon and (ii) asset sales in an amount to be agreed upon.

RESERVE REQUIREMENTS; YIELD PROTECTION:	The rate quoted as Eurodollar Rate will be grossed-up for the maximum reserve requirements then in effect for eurocurrency liabilities. In addition, the definitive financing agreement will contain customary provisions relating to increased costs, capital adequacy protection, withholding and other taxes and illegality. Such provisions will be substantially similar to those set forth in the Credit Agreement, dated as of April 30, 2001 (the “Existing Credit Agreement”).

REPRESENTATIONS AND WARRANTIES; CONDITIONS PRECEDENT; AFFIRMATIVE AND NEGATIVE COVENANTS; EVENTS OF DEFAULT:	Substantially similar to those set forth in the Existing Credit Agreement, except that the ratio of consolidated total debt to consolidated total capitalization will correspond to the ratio amount for the $2,250,000,000 of senior credit facilities described below.

CONDITIONS PRECEDENT	The availability of the Term Loan Facility will be conditioned upon conditions substantially similar to those in the Existing Credit Agreement and satisfaction of the following conditions precedent as of the Closing Date (as defined below):

(a)	The Borrower shall have accepted for purchase, shares that have been tendered to it pursuant to the Tender Offer, substantially in accordance with the draft of the Offer to Purchase, dated October ___, 2004;

(b)	Execution and delivery of definitive financing agreements and related documentation for the contemplated $2,250,000,000 of senior credit facilities that will, among other things, refinance the credit facilities provided pursuant to the Existing Credit Agreement;

(c)	The Administrative Agent shall have received evidence reasonably satisfactory to the

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Administrative Agent that the Existing Credit Agreement shall have been terminated (other than any outstanding letters of credit which will roll over into the new facility) (provided, however, that as an alternative to conditions (b) and (c), the Borrower is permitted to amend its Existing Credit Agreement in a mutually satisfactory manner); and

(d)	A minimum long-term unsecured debt rating from S&P and Moody’s of at least BB+ and Ba2, respectively (with a stable outlook).

ASSIGNMENTS AND PARTICIPATIONS:	The Borrower may not assign its rights or obligations under the Term Loan Facility without the prior written consent of the Lenders.

The Lenders shall be permitted to sell participations in loans, notes and commitments; provided that, such Lender’s obligations under the Term Loan Facility shall remain unchanged. Participations shall be subject to further qualifications substantially similar to those in the Existing Credit Agreement.

The Lenders shall be permitted to assign all or any part of their respective rights or obligations (or Notes, if applicable) under the Term Loan Facility; provided that, in the case of an assignment to a bank which is not a Lender or an affiliate of a Lender, such assignment is subject to the consent of both the Borrower (unless an Event of Default has occurred and is continuing) and the Agent (which consent shall not be unreasonably withheld); and provided further that, in the case of assignment to bank which is not a Lender or an affiliate of a Lender, (i) such assignment is subject to a minimum amount of $2,500,000 or such lesser amount as may be agreed upon by the Borrower and the Agent and (ii) the transferor Lender shall retain a minimum Commitment after giving effect to such assignment of $5,000,000 or such lesser amount as may be agreed upon by the Borrower and the Agent. Assignees will have all the rights and obligations of the assignor Lender. Each assignment will be subject to the payment of a service fee payable by the assignee and/or the assignor to the Agent. The voting rights for participants will be limited to changes in amount, tenor and rate.

EXPENSES:	All reasonable legal, syndication, and out-of-pocket expenses of JPMorgan, JPMCB, ML and Merrill and their counsel,

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Simpson Thacher & Bartlett LLP, are for the account of the Borrower.

CLOSING DATE:	The date on which the definitive agreements have been executed and delivered and the proceeds of the Term Loan Facility have been advanced to or for the account of the Borrower, which is expected to be not later than November 19, 2004.

GOVERNING LAW:	State of New York.

ANNEX I

INTEREST AND CERTAIN FEES

Interest Rate Options:	The Borrower may elect that the Loans comprising each borrowing bear interest at a rate per annum equal to (i) the ABR plus the Applicable Margin or (ii) the Eurodollar Rate plus the Applicable Margin.

As used herein:

“ABR” means the highest of (i) the rate of interest publicly announced by JPMCB as its prime rate in effect at its principal office in New York City (the “Prime Rate”), (ii) the secondary market rate for three-month certificates of deposit (adjusted for statutory reserve requirements) plus 1% and (iii) the federal funds effective rate from time to time plus 0.5%.

“Applicable Margin” for the term loans, the rates per annum corresponding to the applicable margins for Eurodollar Loans and for ABR Loans, respectively, pursuant to the term loan facility constituting a part of the $2,250,000,000 of senior credit facilities described above, as such margins are in effect on the Closing Date.
“Eurodollar Rate” means the rate (adjusted for statutory reserve requirements for eurocurrency liabilities) for eurodollar deposits for a period equal to one, two, three or six months (as selected by the Borrower) appearing on Page 3750 of the Telerate screen.

Interest Payment Dates:	In the case of Loans bearing interest based upon the ABR (“ABR Loans”), quarterly in arrears.

In the case of Loans bearing interest based upon the Eurodollar Rate (“Eurodollar Loans”), on the last day of each relevant interest period and, in the case of any interest period longer than three months, on each successive date three months after the first day of such interest period.

Default Rate:	At any time when the Borrower is in default in the payment of any amount of principal due under the Term Loan Facility, any such amount shall bear interest at 2% above the rate otherwise applicable thereto. Any overdue interest or other amount payable shall bear interest at 2% above the rate applicable to ABR Loans, in each case from the date of such non-payment until paid in full.

Rate and Fee Basis:	All per annum rates shall be calculated on the basis of a year of 360 days (or 365/366 days, in the case of ABR Loans the interest rate on which is then based on the Prime Rate) for actual days elapsed.